Mail Stop 4561

August 31, 2006

John Saunders
Chief Executive Officer
Integrated Management Information, Inc.
601 4th Street
Platte City, MO 64079

**Re: Integrated Management Information, Inc.
        Amendment No. 4 to Form SB-2
        Filed August 3, 2006
        File No. 333-133624**

Dear Mr. Saunders:

        We have the following comments with respect to the financial statements in the filing. We are in the process of completing our review of your responses to the prior comments concerning matters other than the financial statements. Additional comments concerning those non-financial statement matters will be sent in a separate letter.

Financial Statements

Note 14 – Restatement, page 55

1. Revise to properly show the adjustments to previously filed amounts. In this regard, the previously filed columns to properly show amounts that were previously reported.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Stephen Krikorian, Accounting Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 713-547-8910
        Hank Vanderkam
        Vanderkam & Associates